UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04007886

February 6, 2004

Jeffrey B. King
Corporate Counsel
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056-4400

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/6/2004

Re: Apache Corporation
Incoming letter dated December 29, 2003

Dear Mr. King:

This is in response to your letter dated December 29, 2003 concerning the shareholder proposal submitted to Apache by Boston Common Asset Management, the Ethical Funds, Walden Asset Management, the General Board of Pension and Health Benefits of The United Methodist Church, Domini Social Investments and Trillium Asset Management Corporation. We also have received a letter on the proponents' behalf dated January 31, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 17 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

2000 POST OAK BOULEVARD / SUITE 100 / HOUSTON, TEXAS 77056-4400

Apache CORPORATION

WWW.APACHECORP.COM
(713) 296-6000

December 29, 2003

Via Courier

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal to Apache Corporation

Ladies and Gentlemen:

On behalf of Apache Corporation, a Delaware corporation (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), regarding the Company's intention to omit a proposal (the "Proposal") submitted by certain shareholders of the Company for inclusion in the proxy statement and form of proxy to be circulated by the Company in connection with its annual meeting of shareholders proposed to be held on May 6, 2004. The definitive copies of the 2004 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 29, 2004. The Proposal has been co-sponsored by Boston Common Asset Management, LLC, Ethical Funds Inc., Walden Asset Management, General Board of Pension and Health Benefits of The United Methodist Church, Domini Social Investments LLC, Ethical Funds Inc., The Needmor Foundation, and Trillium Asset Management Corporation (the "Proponents"). The co-sponsors, in the aggregate, hold approximately 0.08% of the outstanding shares of the Company.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the Company's interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of the following documents:

1) This letter, which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponents submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to me in the enclosed, self-addressed, stamped envelope.

Background

The Proposal requests that the Company include in its 2004 proxy statement and form of proxy a resolution for a vote by the holders of the Company's common stock as follows:

> **RESOLVED:** The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

For the reasons set forth below, the Company believes that the Proposal deals with the ordinary business operations of the Company and, as such, may be omitted from its proxy materials.

Discussion

Under Rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of an issuer may be omitted from the company's proxy materials. In its Release No. 34-40018, adopting revisions to Rule 14a-8, the Commission summarized the policy underlying the ordinary business operations exception as: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to say:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail,

> or seeks to impose specific time-frames or methods for implementing complex policies.

In our judgment, the Proposal fits squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7) because the Proposal falls within the purview of ordinary business operations. In accordance with this rule, the Staff has consistently permitted the exclusion of proposals dealing with the establishment of performance standards and policies that relate solely to the economic performance of the registrant as opposed to broader proposals implicating social policy. *General Motors Corp.* (available March 31, 1988) (proposal to redeploy assets in more profitable endeavors); *Florida Power and Light Company* (available January 18, 1983) (proposal to reduce capital expenditures); and *Xcel Energy Inc.* (available April 1, 2003) (proposal for a board report on risks related to company's past emissions and possible benefits from reducing current emissions). The focus of the Proposal is the financial risks the Company may face from issues arising out of the belief that human activities releasing greenhouse gases may be causing global climate change. The Proponents' entire focus is on quintessential matters of daily decision making by a company such as financial risks faced by the Company from a possibly changing regulatory environment; the adequacy of disclosure regarding these risks; possible impairments on the Company's ability to obtain directors' and officers' liability insurance; and perceived impairments on the Company's ability to attract and retain quality employees. The Proponents do not request that the Company adhere to any principles or policies, but rather that a special report be prepared on what are in essence some of the day-to-day activities and decisions of the Company. The Proposal is very similar to that which was excluded in *Xcel Energy Inc.* and should be excluded for the same reasons.

The second consideration underlying the ordinary business exclusion relates to the degree to which a proposal would lead to micro-management of an issuer's business. Because the Proposal seeks to impose significant costs and a specific timeframe for analyzing complex regulatory and competitive matters, the Proponents seek to manage the Company to an impermissible degree. The Company is one of the largest independent producers of oil and gas in the world. It has operations onshore and offshore in several states, Canada, Egypt, Australia, the United Kingdom, Argentina, Poland, and the People's Republic of China. An analysis of the potential risks suggested by the Proponents is a task of tremendous scope that necessarily involves large amounts of detail. Despite the Proponents disclaimer that the report should be made "at reasonable cost," there is no way to cover the subjects requested by the Proponents without incurring costs that will exceed any potential benefit to the Company's shareholders. Second, by requiring the Company to complete its analysis so that it can report to shareholders by September 1, 2004, the Proposal impermissibly seeks to impose a specific timeframe.

Finally, the Proponents make no attempt to portray the Proposal as involving broad social and environmental policies. While the Proponents make reference to hypothetical catastrophes that may ensue from global climate change, the Proposal's sole focus is on the Company's ordinary business - - establishment of appropriate risk management policies regarding regulatory changes, competition, and customer demands - - in language that the Proponents hope will make the Proposal appear to involve a "sufficiently significant social policy issue." The Proposal does not identify a single social policy issue that the Company is requested to review or address nor does it make clear what social issues the report would remedy. The Proponents should not be permitted to circumvent Rule 14a-8(i)(7) by coupling ordinary business matters with significant policy issues. *See, e.g., Wal-Mart Stores, Inc.,* (available Mar. 15, 1999) (permitting the exclusion of a proposal requiring the company to report on actions it has taken to ensure that its suppliers do not use slave or child labor where a single element to be included in the report related to ordinary business matters); *Chrysler Corp.* (available Feb. 18, 1998) (proposal requiring company to review and report on its international codes and standards in six areas, including human rights, child labor and environmental standards, was properly excludable where one item related to ordinary business and another was susceptible to a variety of interpretations, some of which could involve ordinary business matters). Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside the prohibitory rule found in Rule 14a-8(i)(7). Instead, the Proposal merely addresses the "ordinary business" of the Company.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2004 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being forwarded to the Proponents.

Very truly yours,

Jeffrey B. King
Corporate Counsel

Exhibit A

BOSTON COMMON
ASSET MANAGEMENT, LLC

November 20, 2003

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, Texas 77056-4400

Via regular mail and fax (713) 296-6481

Dear Ms. Peper:

Boston Common Asset Management, LLC (Boston Common) is an investment manager that serves investors concerned about the social and environmental impact, as well as the financial return, of their investments. Our clients hold a total of 7,210 shares of Apache Corporation common stock.

In October, Boston Common Asset Management, Trillium Asset Management, Domini Social Investments, Ethical Funds, Walden Asset Management, and the General Board of Pensions and Health Benefits of the United Methodist Church wrote to Apache's investor relations department to request a dialogue on Apache's policies on the critical issue of global climate change. In that letter, we indicated the possibility that we might file a shareholder proposal, and outlined the factors involved in our decision making. As there has been no response from Apache, I am writing today to notify you of our intention to file the enclosed shareholder resolution.

We are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Boston Common is the investment advisor to The Fund for The Center for Community Change, the beneficial owner, as defined in Rule 13d-3 of the Act, of 330 shares of Apache common stock. The Fund for The Center for Community Change has held at least $2,000 in market value of these securities for more than one year and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership will be provided shortly. We are sponsoring this resolution as the primary filer. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We hope that we may discuss our proposal further and reach a mutually satisfactory agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to my attention to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (617) 720-557 or (802) 223-4627, via fax at (617) 720-5665, or via email at sheim@bostoncommonasset.com, if you have any questions.

Sincerely,

Steven Heim

Steven Heim,
Director of Social Research

cc: G. Steven Farris, President, Chief Executive Officer, and Chief Operating Officer
Robert J. Dye, Vice President, Investor Relations
Ryan Young, The Fund for the Center for Community Change
David Hills, A.G. Edwards & Sons

CLIMATE CHANGE RESOLUTION

496

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

ethical funds
Do the right thing.

Member of Credential Group

Mutual Fund Manager:
Ethical Funds Inc.

Mutual Fund Dealer:
Credential Asset
Management Inc.

November 24, 2003

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, Texas 77056-4400

Dear Ms. Peper:

Ethical Funds Inc. is the beneficial owner of 25,860 shares of Apache Corporation. Verification of ownership is enclosed.

Ethical Funds is co-filing the enclosed resolution sponsored by Boston Common Asset Management, LLC (Boston Common) for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We would appreciate your indicating in the proxy statement that Ethical Funds Inc. is a co-sponsor of this resolution. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC guidelines. We will continue to hold shares in the company through the stockholders' meeting.

Please contact me at (604) 714-3833 if you have any questions about our participation as a co-sponsor of this resolution.

With Best Regards,

ETHICAL FUNDS INC.

Robert Walker
Vice President, SRI Policy & Research

Phone: 604-714-3833
Fax: 604-714-3861

E-mail: rwalker@credential.com

Attachments (2)

cc: Steven Heim, Director of Social Research, Boston Common Asset Management, LLC, 84 State Street, Suite 1000, Boston MA, 02109 (802) 223-4627

ethical funds
Do the right thing.

Member of Credential Group

Mutual Fund Manager:
Ethical Funds Inc.

Mutual Fund Dealer:
Credential Asset
Management Inc.

CLIMATE CHANGE RESOLUTION

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to

ethical funds®
Do the right thing.
Member of Credential Group

Mutual Fund Manager:
Ethical Funds Inc.

Mutual Fund Dealer:
Credential Asset
Management Inc.

shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

1441 Creekside Drive 8th Floor Vancouver BC V6J 4S7 Telephone 1.877.ethical Facsimile 604.714.3859 www.ethicalfunds.com

Walden Asset Management
Investing for social change since 1975

November 24, 2003

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, Texas 77056-4400

Via regular mail and fax (713) 296-6481

Dear Ms. Peper:

Walden Asset Management holds at least 9,500 shares of Apache Corporation stock on behalf of clients whose portfolios seek to achieve social as well as financial objectives. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with more than $1.2 billion in assets under management.

In October, Boston Common Asset Management, Trillium Asset Management, Domini Social Investments, Ethical Funds, Walden Asset Management, and the General Board of Pensions and Health Benefits of the United Methodist Church wrote to Apache's investor relations department to request a dialogue on Apache's policies on the critical issue of global climate change. In that letter, we indicated the possibility that we might file a shareholder proposal, and outlined the factors involved in our decision making. As there has been no response from Apache, I am writing today to notify you of our intention to file the enclosed shareholder resolution.

We are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Walden Asset Management is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above-mentioned number of shares. We have been a shareholder for more than one year and will provide verification of our ownership position upon request. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We consider Boston Common Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and to Steven Heim at Boston Common Asset Management.

Sincerely,

Meredith Benton
Social Research & Advocacy

Timothy Smith
Director of Socially Responsive Investing

cc: G. Steven Farris, President, Chief Executive Officer, and Chief Operating Officer
Robert J. Dye, Vice President, Investor Relations
Ryan Young, The Fund for the Center for Community Change
David Hills, A.G. Edwards & Sons

CLIMATE CHANGE RESOLUTION

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

November 19, 2003

G. Steven Farris, CEO
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056-4400

Dear Mr. Farris:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $11 billion for over 67,000 of its active and retired participants. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. In such capacity, the General Board has an investment position of 54,882 shares of common stock in Apache Corporation

The General Board continues to be critically concerned about climate change and the carbon emissions generated by companies in all industries. We commend our company for its commitment to publicly provide greenhouse gas emissions data for its operations in Canada and Australia but believe that management needs to expand this commitment to include providing data for operations in the United States and other global locations. As an institutional shareholder focused on the long-term prospects of the company, we request to learn, among other information:

- our company's stance on climate change;
- how our company is responding to the multiple risks to oil and gas companies presented by climate change;
- how our company is responding to the economic opportunities that are emerging in this area.

Further, we request that management give serious consideration to incorporating the risks of climate change in planning for future developments as other industry leaders have done. Please know that we co-file this resolution with the hopes of initiating substantive dialogue regarding our company's climate change policies and reporting.

Therefore, I am hereby authorized to notify you of our intention to co-file with Boston Commons, this resolution for consideration and action by the stockholders at the 2004 Annual Meeting. We also request that the resolution and our support of it be included in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board has held a number of Apache Corporation shares, with a value of at least $2,000 for at least twelve months prior to the date of filing this 2004 shareholder proposal. Proof of the General Board's ownership of these shares is enclosed. It is our intent to maintain ownership of Apache stock through the date of the Annual Meeting.

Representatives of the General Board welcome the opportunity to dialogue with management on this matter.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
And Social Concerns

CLIMATE CHANGE RESOLUTION

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Domini

SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

November 20, 2003

RECEIVED

NOV 25 2003

CORPORATE SECRETARY

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, Texas 77056-4400

Dear Ms. Peper:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 43,000 shares of common stock in Apache.

As you are aware, Boston Common Asset Management, as investment advisor to The Fund for The Center for Community Change, recently submitted the attached shareholder resolution asking Apache to prepare a report explaining how the company is responding to rising pressures to reduce greenhouse gas emissions. We strongly believe that this resolution is in our company's long-term best interests, and contributes to shareholder value. We have therefore decided to co-sponsor the resolution.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. A letter verifying our ownership of Apache shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

While Boston Common Asset Management is considered the primary contact for this resolution, we would appreciate being copied on any correspondence regarding the resolution.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757

CLIMATE CHANGE RESOLUTION

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

4a-D
King

Daniel Stranahan
Chairman, Finance Committee
The Needmor Foundation
1270 North Wolcott Street
Chicago, IL 60622

RECEIVED
NOV 26 2003
CORPORATE SECRETARY

November 24, 2003

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, Texas 77056-4400

Via regular mail and fax (713) 296-6481

Dear Ms. Peper:

The Needmor Foundation holds 500 shares of Apache Corporation stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

Therefore, we are submitting the enclosed shareholder proposal as a cosponsor with Walden Asset Management for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Apache shares.

We have been a shareholder for more than one year and will provide verification of our ownership position upon request. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and Meredith Benton at Walden. We look forward to your response.

Sincerely,

Daniel Stranahan

Daniel Stranahan
Chairman, Finance Committee
The Needmor Fund

CLIMATE CHANGE RESOLUTION

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Trillium
ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

20 Years of Investing for a Better World

November 20, 2003

Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, Texas 77056-4400

Via regular mail and fax (713) 296-6481

Dear Ms. Peper:

TRILLIUM ASSET MANAGEMENT is an investment firm based in Boston specializing in socially responsible asset management.

In October, we co-signed a letter with Boston Common Asset Management, Domini Social Investments, Ethical Funds, Walden Asset Management, and the General Board of Pensions and Health Benefits of the United Methodist Church addressed to Apache Corporation's investor relations department, requesting a dialogue on Apache's policies on the critical issue of global climate change. In that letter, we indicated the possibility that we might file a shareholder proposal, and outlined the factors involved in our decision making. As there has been no response from Apache, I am writing today to notify you of our intention to file the enclosed shareholder resolution.

In support of this work, I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Apache Corporation. TRILLIUM ASSET MANAGEMENT CORP. submits this resolution for inclusion in the proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. TRILLIUM ASSET MANAGEMENT is investment advisor to Nancy G. Schaub , who is the beneficial owner of 200 shares of Apache Corporation common stock acquired more than one year ago. Attached is a letter from Ms. Schaub authorizing TRILLIUM ASSET MANAGEMENT to represent her in this matter. Verification of ownership will be forwarded shortly.

Steven Heim of Boston Common Asset Management will serve as our primary contact for this resolution, but we do request that you copy us on any documentation related to it. Thank you for your attention.

Sincerely,

Shelley Alpern
Assistant Vice President

cc: G. Steven Farris, President, Chief Executive Officer, and Chief Operating Officer
Robert J. Dye, Vice President, Investor Relations

CLIMATE CHANGE RESOLUTION

Apache Corporation

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Apache has committed to reporting publicly its GHG emissions for its Canadian and Australian operations but produces no comparable report on its U.S. operations.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

January 31, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Apache Corporation

Via fax

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of the United Methodist Church, Trillium Asset Management (on behalf of one of their clients), Boston Common Asset Management (on behalf of one of their clients), Walden Asset Management, Domini Social Investments, The Needmor Foundation and Ethical Funds, Inc. (who are collectively referred to hereinafter as the "Proponents"), who are beneficial owners of 134,272 shares of common stock of Apache Corporation (hereinafter referred to either as "Apache" or the "Company"), and who have submitted a shareholder proposal to Apache, to respond to the letter dated December 29, 2003, sent to the Securities & Exchange Commission by the Company, in which Apache contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Apache's year 2004 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for the Company to report on "how the company is responding to rising regulatory, competitive and public pressure to significantly reduce GHG [Greenhouse gas] emissions".

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff has consistently ruled that shareholder proposals relating to global warming raise such significant policy considerations that Rule 14a-8(i)(7) is inapplicable to them. *Weyerhaeuser Company* (January 16, 2003); *American Standard Companies, Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Citigroup, Inc* (February 27, 2002); *Exxon Corporation* (January 30, 1990).

On the merits of why global warming is a significant policy issue for registrants, we refer the Staff to (i) the report entitled "Corporate Governance and Climate Change: Making the Connection", written by Douglas Cogan of the Investor Responsibility Research Center and published in June 2003 (the "IRRC Report", a copy of which will be supplied to the Staff upon request); and (ii) the extensive discussion of that topic in the letters by the undersigned to the Staff, which appear in 2002 SEC No Act. LEXIS 396 (the *American Standard Companies, Inc.* no-action letter of March 18, 2002.) and in 2002 SEC No Act. LEXIS 352 (the *Occidental Petroleum Corporation* no-action letter of March 7, 2002).

The *Xcel Energy* letter, cited by the Company, is inapposite. The proposal involved in that letter explicitly requested the registrant to do a risk assessment comparing future (speculative) costs against the costs of immediate action. No such comparable request appears in the Proponents' shareholder proposal. On the contrary, it requests the Company (which is an oil and gas producer, like Occidental) to report on its response to pressures to reduce its own emissions and the emissions caused by the use of its products. The fact that the whereas clauses mention that there are regulatory, litigation and reputational risks from doing nothing is without probative value with respect to the application of Rule 14a-8(i)(7). First of all, these statements are not a part of the action being requested but merely constitute arguments that might appeal to some shareholders. They are therefore irrelevant in considering whether the Proponents' shareholder proposal deals with ordinary business matters. That question must be determined by looking within the four corners of the proposal itself. (We recognize that the Staff does import into the Resolve Clause the contents of a whereas clause/supporting statement when such clause/statement describes the proposed content of a requested report; that may be quite logical since it is treating an elaboration of a request as if it were part of the request itself, but is irrelevant in the instant case where the material cited by the Company pertains not to the scope of the report but rather constitutes an argument in favor of the proposal.) Furthermore, it is hard to imagine any proposal involving significant policy issues that does not involve one or more regulatory, litigation or reputational risks. Were the Staff to agree with Apache's argument, it would effectively be repealing (in violation of the Administrative Procedure Act) the Commission's determination of what the Rule is intended to mean, which determination itself constitutes a part of the Rule. See *ACTWU v. Walmart*, 821 F.Supp. 877 (S.D.N.Y.1993). Finally, it should be noted that, contrary to the assertions by Apache, the proposal is not focused on financial risks. It asks simply for the Company to report on how it is responding to an important social policy issue, namely pressures to reduce its greenhouse gas emissions

The company's claim that the Proponents' shareholder proposal is an attempt to micro-manage the Company is equally without merit. The proposal requests a report on how the Company is responding to pressures arising from concerns about greenhouse gases. It neither suggests how the Company should respond nor dictates the contents of that report. Consequently, there are no grounds for a rational argument that the Proponents are attempting to micro-manage the Company.

For the foregoing reasons the Proponents' shareholder proposal is not subject to exclusion by Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Jeffrey B. King, Esq.
Vidette Bullock Mixon
Shelly Alpern
Steve Heim
Adam Kanzer
Tim Smith
Robert Walker
Daniel Stranaham
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Apache Corporation
Incoming letter dated December 29, 2003

The proposal requests that a committee of independent directors of the board assess and report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions.

We are unable to concur in your view that Apache may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Apache may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Anne Nguyen
Attorney-Advisor